UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL


Date of Request: February 25, 2005


                                  DESCORP, INC.
             (Exact name of registrant as specified in its charter)


           Nevada                                              76-0754134
(State or other jurisdiction of                       (IRS Employer I.D. Number)
 incorporation or organization)


          2631 Violet Street, North Vancouver, British Columbia V7H 1H2 (Address of principal executive offices) (City) (State) (Zip)


                                 (604) 682-4272
                         (Registrant's Telephone Number)


Securities Act registration statement file number to which this form relates:
333-112335

ITEM 1. WITHDRAWAL OF FORM SB-2.

On January 30, 2004, Descorp, Inc., a Nevada corporation (the "Registrant"), filed an SB-2 Registration Statement, as thereafter amended, File No. 333-112335, with the Securities and Exchange Commission. Pursuant to a resolution dated February 23, 2005, the Board of Directors of the Registrant has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the registration Statement on Form SB-2, File No. 333-112335.

No shares have been sold pursuant to the Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of North Vancouver, Province of British Columbia, Canada on the 25th day of February, 2005.

                                            DESCORP,INC.

                                            By: /s/ David Stephens
                                               ---------------------------------
                                               David Stephens, President